Pebble: EPA Inspector General’s report whitewashes serious bias at agency

January 13, 2016, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that the US Environmental Protection Agency (“EPA”) Inspector General released its report on EPA misconduct with respect to the Pebble Project today, only gently admonishing the federal agency.

Northern Dynasty President & CEO Ron Thiessen expressed disappointment at the narrow scope and limited findings of the Inspector General’s report. With litigation against EPA pending, a preliminary injunction in place, and several US Congressional committees pursuing investigations into EPA misconduct, Thiessen expressed confidence that the Pebble Limited Partnership’s (“Pebble Partnership” or “PLP”) standoff with EPA will be resolved this year, leaving PLP free to initiate federal and state permitting unencumbered by any extraordinary development restrictions.

The Pebble Partnership released the following statement to media today:

“Pebble Limited Partnership (PLP) CEO Tom Collier expressed disappointment at the release of the US Environmental Protection Agency (EPA) Inspector General’s (IG) report today, stating the federal agency continues to minimize the seriousness of its own misconduct with respect to the Pebble Project, while sweeping under the rug the complicity of it most senior officials. Collier called upon Congress to continue its oversight of the agency’s actions.

“’The EPA Inspector General’s report is an embarrassing failure on its part to understand what several congressional committees, an independent federal judge in Alaska, and an independent review by a former Senator and cabinet secretary have already found – that EPA acted improperly with regard to Pebble and was biased in its actions,’ said Collier. ‘We expect Congress will continue its investigation into the breadth of misconduct we have uncovered through the limited information that has been made publicly available.’

“Collier said Pebble has long been concerned that the Inspector General could ‘whitewash’ its investigation into EPA’s behavior with respect to the Bristol Bay Watershed Assessment and subsequent action to veto Pebble under Section 404(c) of the Clean Water Act. In anticipation of this outcome, PLP retained former US Senator and Secretary of Defense William S. Cohen – a respected public figure with a national reputation for integrity in government – to conduct a private investigation into EPA’s actions last year.

“’Based on a limited number of documents received through FOIA (Freedom of Information Act), we were able to place in front of the IG incontrovertible evidence that EPA had reached final decisions about Pebble before undertaking any scientific inquiry, that it had inappropriately colluded with environmental activists, that it had manipulated the scientific process and lied about its intentions and actions both to us and to US Congress. Just as importantly, our record shows that these abuses reach to the highest offices within the agency,’ Collier said.

“Collier further noted that the IG only reviewed three employees’ emails, issued only one subpoena (to an attorney, which was not complied with) and has glossed over important portions of the record. For example, in stating EPA complied with peer review guidelines, the IG omits any acknowledgment or critique of the peer review of the 2nd Bristol Bay Watershed Assessment report, which clearly did not comply with agency Peer Review guidelines.

“’After an analysis of thousands of documents and discussions with more than 60 stakeholders, I conclude that EPA’s actions were not fair to all stakeholders,’ Cohen wrote in his October 2015 Report of An Independent Review of The United States Environmental Protection Agency’s Actions in Connection With Its Evaluation of Potential Mining In Alaska’s Bristol Bay Watershed. ‘The statements and actions of EPA personnel…raise serious concerns as to whether EPA orchestrated the process to reach a pre-determined outcome.’

 “Cohen concluded that EPA was wrong to undermine long-standing federal regulatory and permitting processes in seeking to veto Pebble before a project had been proposed or permits applied for. He also called the conduct of EPA officials into question, stating ‘…if I were responsible for leading this agency, and I speak from experience having been a Secretary of Defense, these issues would cause me to ask questions about the integrity of the process used here.’

“That the Inspector General has not investigated EPA’s actions at Pebble as deeply as Secretary Cohen recommended does not represent a final judgment in the matter.

“A lawsuit brought by Pebble in US federal court charges EPA with violating the Federal Advisory Committee Act (FACA) by inappropriately colluding with environmental activists in its scientific review and regulatory action against Pebble. PLP won a preliminary injunction in the FACA case last year, a judgment that reflects the federal court’s view that it has a ‘likelihood of success on the merits’ of its case, and is now preparing for trial.

“In addition, a series of US Congressional committees – including House Science, Space & Technology and House Oversight & Government Reform – continue to investigate EPA actions at Pebble, with additional committee hearings expected in the months ahead. Science Committee Chairman Lamar Smith issued a statement on the IG report today, citing its tendency to ‘draw misleading conclusions without having all the facts.’

 “’We are by no means through making our case that EPA acted inappropriately and perhaps illegally with respect to Alaska’s Pebble Project,’ Collier said. ‘We will have the opportunity to depose as many as 35 senior EPA officials, insiders and others in the environmental community as part of our FACA discovery, and we continue to gain new information and fresh insights through the investigative efforts of Congress. This issue is just too important to be swept under the rug – not only for us and for the State of Alaska, but for the integrity of objective, science-based decision making in this country.’”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.